Exhibit 99.1

Amber International Accelerates Crypto Reserve Strategy with Recently Announced $25.5 Million
Private Placement Backed by Leading Global Investors

Institutions Subscribe at US$10.45 per ADS, Demonstrating Strong Investor Confidence

SINGAPORE, July 3, 2025 /PRNewswire/ -- Amber International Holding Limited (Nasdaq: AMBR) ("Amber International", or the "Company"), a leading provider of institutional crypto financial services & solutions and operating under the brand name "Amber Premium", today announced continued progress on its $100 million Crypto Ecosystem Reserve Strategy, enhanced by proceeds from a recently announced $25.5 million private placement.

Participating institutional investors subscribed at a price of US$10.45 per American Depositary Share (ADS), determined based on a 5% discount to the 3-day volume-weighted average price (VWAP) of AMBR's ADSs on Nasdaq between June 25 and June 27, 2025. This corresponds to US$2.09 per Class A ordinary share, based on the 5:1 ratio of Class A ordinary shares to ADSs. The private placement involved the issuance of 12,200,915 Class A ordinary shares—equivalent to 2,440,183 ADSs—and was supported by a distinguished group of institutional investors including CMAG Funds, Mile Green, Pantera Capital, Choco Up, Kingkey Financial International (Holdings) Limited (1468.HK), and other prominent investors.

Proceeds from the private placement will be strategically used to enhance Amber International's $100 million Crypto Reserve initiative, which is designed to support long-term ecosystem alignment and product innovation. Since the strategy's announcement earlier this year, the reserve has been allocated toward major digital assets including Bitcoin (BTC), Ethereum (ETH), and Solana (SOL), with ongoing deployment into Binance Coin (BNB), Ripple (XRP), and Sui (SUI).

The Company is uniquely positioned to leverage its Ecosystem Reserve to support innovative projects on these blockchains, delivering differentiated products and services to institutional clients. The Reserve will further empower the Company to remain at the forefront of blockchain innovation in areas such as Real World Assets (RWA) and AgentFi, strengthening its leadership in the next wave of Web3 financial infrastructure.

About Amber International Holding Limited

Amber International Holding Limited (Nasdaq: AMBR), operating under the brand name "Amber Premium", is a leading provider of institutional crypto financial services and solutions. A subsidiary of Amber Group, Amber Premium delivers institutional-grade market access, execution infrastructure, and investment solutions to help institutions and high-net-worth individuals optimize their digital asset portfolios. The firm offers a regulated, scalable financial ecosystem powered by proprietary blockchain and financial technologies, AI-driven risk management, and quantitative algorithms across CeFi, DeFi, and OTC markets. Learn more at www.ambr.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management's current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) the risk that the Company may not obtain the regulatory approval in relation to DWM Asset Restructuring in a timely manner or at all and may need to continue relying on the intercompany service agreements to receive the economic benefits of the WFTL Assigned Contracts; (ii) risks related to the performance of the amendment, waiver and framework agreement, including the expected timing and likelihood of receipt of the regulatory approvals contemplated therein; (iii) the risk that the Company's business lines are nascent, not fully proven by market and subject to material legal, regulatory, operational, reputational, tax and other risks in the jurisdictions where it operates; (iv) the risk of declining prices of digital assets and reduced transaction volumes conducted by the Company; (v) regulatory and market risks related to cryptocurrencies and digital assets and in the jurisdictions where the Company operates; (vi) risks related to fluctuations in the market price of bitcoin and any associated unrealized gains or losses on the digital assets that the Company may record in its financial statements as a result of a change in the market price of bitcoin from the value at which the Company's bitcoins are carried on its balance sheet, as well as commercial, legal, regulatory, accounting and technical uncertainties associated with the Company's crypto holdings; (vii) a decrease in liquidity in the markets in which the cryptocurrencies and digital assets are traded; and (viii) the impact of the availability of spot exchange traded products and other investment vehicles for digital assets. Further information regarding these and other risks is included in the Company's annual report on Form 20-F and other filings with the SEC. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Media & Investor Contacts

In Asia:

Amber International Holding Limited

Serena Wang

Phone: +65 6022 0228

E-mail: pr@ambr.io | ir@ambr.io | ambr@paradigmconsulting.com.hk

In the United States:

International Elite Capital Inc.

Annabelle Zhang

Tel: +1 (646) 866-7928

E-mail: amber@iecapitalusa.com